UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Alloy, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

019855105

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 019855105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Media Corporation 841288730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,751,082 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,751,082 shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,751,082
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 4.1%(1)
14	TYPE OF REPORTING PERSON CO

(1)           According to the Quarterly Report on Form 10-Q for the quarter ending June 30, 2004, as filed by the Issuer on September 9, 2004, at September 3, 2004 the Issuer had 43,042,866 shares of Common Stock outstanding.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ALLOY, INC.

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation with the Securities and Exchange Commission on May 17, 2000 (the “Original Statement”) and relates to Common Stock, par value $.01 per share (the “Common Stock”), of Alloy, Inc., a Delaware corporation (the “Issuer”) formerly known as Alloy Online, Inc.

Item 5.                    Interest in Securities of the Issuer.

                Item 5(e)  is hereby amended and restated in its entirety to read as follows:

(e)           The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on December 8, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2004

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Name:	Charles Y. Tanabe
Title:	Senior Vice President and General
Counsel